Mail Stop 3561

June 2, 2006

Mr. Con Unerkov
Chief Executive Officer
China Media Group Corporation
9901 I.H. 10 West, Suite 800
San Antonio, TX
 78230

> **Re: China Media Group Corporation**
> **Form 10-KSB**
> **Filed April 14, 2006**
> **File No. 000-50431**

Dear Mr. Unerkov:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005 filed April 14, 2006

Report of Independent Registered Public Accounting Firm

1. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your auditor (Kabani and Company) to revise the opening and opinion paragraphs of the audit report to address the cumulative period from October 1, 2002 (inception) to December 31, 2005.

Item 8A. Controls and Procedures

2. Please revise to include the information required by Items 307 and 308 (c) of Regulation S-B. State clearly (here and in your subsequent quarterly filings) whether your disclosure controls and procedures were effective or ineffective. For further guidance please refer to Commission's interpretation release No. 33-8238: *Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Report*, which may be found on the Commission's website at http://www.sec.gov/rules/final/33-8238.htm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies